SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: cynthia.beyea@sutherland.com

January 12, 2016

Via EDGAR

Christina Fettig, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	USCF ETF Trust (the “Trust”) Sarbanes-Oxley Act of 2002 (“SOX”) Mandated Review (File Nos. 333-196273 and 811-22930)

Dear Ms. Fettig,

On November 10, 2015 and December 17, 2015, you provided to me by telephone the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Staff’s SOX mandated review of the Trust’s filings. The Staff’s comments are set forth below in italics, and each comment is followed by the Trust’s response.

Comment regarding EDGAR

1.	Please update the series and class identifiers of the Dynamic Commodity Fund to inactive on EDGAR.

Response: The Trust has updated the series and class identifiers for the Dynamic Commodity Fund to inactive on EDGAR.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

January 12, 2016

Comment regarding Form N-SAR-B, filed August 27, 2015

2.	Please file an amendment to include the signature and name of the accountant on the internal control letter.

Response: The Trust has filed an amended N-SAR with an internal control letter that includes the name and signature of the independent accountant.

Comments regarding Form N-CSR

3.	Please describe the nature of the services comprising the audit related fees pursuant to Item 4(b) of Form N-CSR and include such appropriate disclosure in future filings.

Response: The audit related fees were paid for tax services. In future filings, the Trust will include fees paid for tax services in response to 4(c), rather than 4(b). The Trust also informs the Staff that the amount of the tax services fees should have been listed as $2,000 and not $10,500. This amount was paid by the Trust’s investment adviser (the “Adviser”).

4.	Item 4(e)(2) is asking for the % of non-audit services for which pre-approval was waived. If all non-audit services were, in fact, pre-approved, then the response to this item should be “0%”. Please confirm.

Response: The Trust confirms that Item 4(e)(2) should have read 0%.

Comments regarding Financial Statements

5.	In the hypothetical expense example on page 6 of the annual report, pursuant to Item 27(d)(1) of Form N-1A, please disclose the expense ratio used in the 6 month calculation in a footnote to the table.

Response: The expense ratio used for the 6 month calculation was 55 bps. The Trust will include this information in future filings.

6.	Please describe what constitute “ETF Transaction Fees” in the Statement of Operations. Where in the prospectus is the amount of this fee disclosed? Please keep in mind that if a creation unit is less than 25,000 shares, this fee must be disclosed in the prospectus. Do these fees really belong to the Fund? If the fees do belong to the Fund, why are they being treated as income?

Response: The “ETF Transaction Fees” included in the Statement of Operations represent the fixed fees the Trust charges for creation of units in the Fund. This fee is retained by the Fund. In future filings, the Fund will treat the fee as additional capital rather than as income. The amount of the fee is disclosed in the Fund’s SAI. The Fund recently increased the size of its creation units to 25,000 shares so that the disclosure of the transaction fee is no longer required in the prospectus. The Fund’s prospectus and SAI have been amended to state that the size of creation units is 25,000 shares.

January 12, 2016

7.	Please describe what is included in the “Tax” item under Expenses in the Statement of Operations.

Response: The "Tax" line item in the Statement of Operations reflects charges for the tax service provided by BBH, the Trust’s administrator, to the Fund. To avoid confusion, in future filings, this amount will be referred to as “professional services.”

8.	The response to Item 4(a) of Form N-CSR lists $12,500 in audit fees. Please explain where these are reflected in the Statement of Operations.

Response: The audit fees are not reflected in the Statement of Operations because they were paid for directly by the Adviser.

9.	In Note 3 regarding the Investment Adviser, please include a statement regarding the ability to recapture amounts paid or waived pursuant to the Expense Limitation Agreement and include an ageing schedule that provides when amounts subject to recapture expire.

Response: The Trust will include an aging schedule for recoupment in future notes to the financial statements.

10.	On page 20, the disclosure regarding the Licensing Agreement states that the Fund pays the fees under the Licensing Agreement. Please explain where these fees are reflected in the Statement of Operations.

Response: The Trust submits that the disclosure on page 20 is incorrect. The Licensing Agreement is between the Adviser and the index provider and the Adviser is responsible for the payment of the licensing fees. The Trust undertakes to correct this information in future filings.

11.	Please explain why the unrealized appreciation (depreciation) figure in Financial Note 8 on page 21 is different from the net unrealized appreciation figure in footnote (b) of the Schedule of Investments table on page 9.

Response: The difference of $(1,212) between page 9 and page 21, is disclosed on page 21 as: “Other Book/Tax Temporary Differences” is the wash sales which is noted on page 21. “The difference between book-basis and tax-basis unrealized appreciation (depreciation) is attributable to the tax deferral of losses on wash sales.”

January 12, 2016

General Comment

12.	Please provide the disclosure pursuant to Instruction 4 of Item 27(b)(7) of Form N-1A, unless such disclosure is provided on the Trust’s Website, in which case please include a statement that provides that this information is available on the Trust’s Website.

Response: The disclosure in question is provided on the Trust’s Website. The Trust will undertake to make such a statement in future shareholder reports.

Comment regarding the Trust’s Website

13.	Please clearly distinguish between premiums and discounts in the table showing the number of days the Market Price of the Fund shares was greater than the Fund’s net asset value and the number of days it was less than the Fund’s net asset value pursuant to Item 11(g) of Form N-1A.

Response: The Trust has updated its Website to more clearly present the required information.

Comment regarding the Form N-CSR/A filed March 4, 2015

14.	The filing notes that the amendment was filed to add material information that was inadvertently omitted. Please explain what was inadvertently omitted and whether the amended semi-annual report was transmitted to shareholders.

Response: The N-CSR/A filed March 4, 2015 added pages 19 and 20, “Approval of Investment Advisory Agreement” which had been inadvertently omitted from the initial filing. This version of the semi-annual report was mailed to shareholders.

Comment regarding the Prospectus

15.	Please explain the basis for restating the “other expense” amount in the current prospectus fee table.

Response: The Fund is not currently charging a Rule 12b-1 fee. As a result, during the fiscal period ended June 30, 2015, all payments to the Distributor on behalf of the Fund were made by the Adviser from its own assets and no payments were made to the Distributor out of the assets of the Fund. However, it has been determined that, in the fiscal period ended June 30, 2015, certain payments made by the Adviser to the Distributor were incorrectly accrued as expenses of the Fund. Such amounts resulted in an increased gross expense number. The “other expense” number set forth in the prospectus has been restated to remove the amount incorrectly accrued for distribution. The net expense number remains the same as the fund is only currently paying 55 basis points of expenses. This accounting error is disclosed on page 18 of the current SAI, where it is also clarified that the amount of these payments to the Distributor will not be eligible for recoupment by the Adviser. The Fund acknowledges that page 20 of the Fund’s most recent annual report incorrectly states that the Fund may pay the Distributor. The Fund will correct all references to payments to the Distributor in future filings to make clear that the Adviser will pay the Distributor. The Fund has also revised its distribution agreement to clarify that the Fund may not pay the Distributor. The Fund has provided copies of the updated agreement to its third party accountant.

January 12, 2016

* * *

The Trust hereby acknowledges that the adequacy and accuracy of the disclosure in all filed documents is the responsibility of the Trust.  The Trust further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filed documents.  The Trust also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Carolyn M. Yu, USCF ETF Trust